As filed with the Securities and Exchange Commission on July 28, 2004
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
Under
The Securities Act of 1933

CORIO, INC.
(Exact name of Registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

959 Skyway Road, Suite 100
San Carlos, California 94070
(Address of principal executive offices)

77-0492528
(I.R.S. Employer Identification Number)

1998 Stock Plan
2000 Employee Stock Purchase Plan

George Kadifa
Chairman of the Board, President
and Chief Executive Officer
Corio, Inc.
959 Skyway Road, Suite 100
San Carlos, CA 94070
(650) 232-3000
(Name, address, and telephone number, including area code, of agent for service)

Copies to:
Douglas H. Collom, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050
(650) 493-9300

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Maximum Amount to be Registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
1998 Stock Plan, Common Stock, $0.001 par value	3,706,000	$ 1.58(2)	$ 5,855,480	$ 741.89
2000 Employee Stock Purchase Plan, Common Stock, $0.001 par value	1,544,000	$ 1.34(3)	$ 2,073,592	$ 262.72
Totals	5,250,000		$ 7,929,072	$ 1,004.61

(1) For the sole purpose of calculating the registration fee, the number of shares to be registered under this Registration Statement has been broken down into two subtotals.

(2) The exercise price of $1.58 per share is estimated in accordance with Rule 457(h) under the Securities Act of 1933, as amended (“Securities Act”), solely for the purpose of computing the amount of the registration fee and is equal to the average of the high and low sales price of a share of Corio, Inc. common stock as reported by The Nasdaq Stock Market on July 27, 2004.

(3) The exercise price of $1.34 per share is estimated in accordance with Rule 457(h) under the Securities Act solely for the purpose of computing the amount of the registration fee and is equal to 85% of $1.58, the average of the high and low sales price of a share of Corio, Inc. common stock as reported by The Nasdaq Stock Market on July 27, 2004.

With respect to the Shares hereby registered under the 1998 Stock Option Plan and the 2000 Employee Stock Purchase Plan, the Registrant's Registration Statement on Form S-8 as filed with the Commission on March 14, 2003 (File No. 333-103843), Registration Statement on Form S-8 as filed with the Commission on January 29, 2002 (File No. 333-81600), Registration Statement on Form S-8 as filed with the Commission on June 19, 2001 (File No. 333-63322) and Registration Statement on Form S-8 as filed with the Commission on September 15, 2000 (File No. 333-45948), collectively referred to as the "Prior Forms S-8", are incorporated herein by reference. Unless otherwise specified, capitalized terms herein shall have the meanings ascribed to them in the Prior Forms S-8.

The Company is registering 5,250,000 shares of its common stock under this Registration Statement, of which 3,706,000 shares are reserved for issuance under the Company's 1998 Stock Option Plan and 1,544,000 shares are reserved for issuance under the Company's 2000 Employee Stock Purchase Plan. Under the Prior Forms S-8, the Company previously registered 28,152,206 shares of its common stock for issuance under the 1998 Stock Option Plan and 5,021,751 shares of its common stock for issuance under the 2000 Employee Stock Purchase Plan.

* * * * *

PART II

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 8. Exhibits.

Exhibit Number	Description
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
20.1*	1998 Stock Plan, as amended.
20.2*	2000 Employee Stock Purchase Plan, as amended
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (contained in Exhibit 5.1)
24.1	Power of Attorney (see page II-3 attached hereto)

* Incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-35402), as amended, declared effective by the Securities and Exchange Commission on July 26, 2000.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Carlos, State of California, on this 28th day of July 2004.

CORIO, INC.

By: /s/ GEORGE KADIFA
     George Kadifa
     Chairman of the Board, President
     and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints George Kadifa and Brett White and each one of them, acting individually and without the other, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement on Form S-8, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ GEORGE KADIFA George Kadifa	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer) and Director	July 28, 2004
/s/ BRETT WHITE Brett White	Chief Financial Officer (Principal Financial and Accounting Officer)	July 28, 2004
/s/ RANDALL P. BAKER Randall P. Baker	Director	July 28, 2004
/s/ MARK FORMAN Mark Forman	Director	July 28, 2004
/s/ MARK HAUSER Mark Hauser	Director	July 28, 2004
/s/ GLENN W. MARSCHEL, JR. Glenn W. Marschel, Jr.	Director	July 28, 2004
/s/ TED E. SCHLEIN Ted E. Schlein	Director	July 28, 2004
/s/ GEORGE J. STILL, JR. George J. Still, Jr.	Director	July 28, 2004